# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Maze Therapeutics, Inc., CIK 0001842295
CUSIP: 578784100
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 171 Oyster Point Boulevard, Suite 300, San Francisco, California (CA), 94939
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001688327

## Reporting persons
- Third Rock Ventures IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,473,958; sole dispositive power 0; shared dispositive power 4,473,958; aggregate amount beneficially owned 4,473,958 (9.3% of the class)
- Third Rock Ventures GP IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,473,958; sole dispositive power 0; shared dispositive power 4,473,958; aggregate amount beneficially owned 4,473,958 (9.3% of the class)
- TRV GP IV, LLC: type of reporting person: other (OO); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,473,958; sole dispositive power 0; shared dispositive power 4,473,958; aggregate amount beneficially owned 4,473,958 (9.3% of the class)
- Third Rock Ventures V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 950,800; sole dispositive power 0; shared dispositive power 950,800; aggregate amount beneficially owned 950,800 (2% of the class)
- Third Rock Ventures GP V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 950,800; sole dispositive power 0; shared dispositive power 950,800; aggregate amount beneficially owned 950,800 (2% of the class)
- TRV GP V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 950,800; sole dispositive power 0; shared dispositive power 950,800; aggregate amount beneficially owned 950,800 (2% of the class)

## Item 1. Issuer
Name of issuer: Maze Therapeutics, Inc.
Address of issuer's principal executive offices: 171 Oyster Point Boulevard, Suite 300, San Francisco, CA 94939

## Item 2. Person Filing
Name of person filing:
(i) Third Rock Ventures IV, L.P. ("TRV IV");

(ii) Third Rock Ventures GP IV, L.P. ("TRV GP IV"), which is the sole general partner of TRV IV;

(iii) TRV GP IV, LLC ("TRV GP IV LLC"), which is the sole general partner of TRV GP IV;

(iv) Third Rock Ventures V, L.P. ("TRV V");

(v) Third Rock Ventures GP V, L.P. ("TRV GP V"), which is the sole general partner of TRV V; and

(vi) TRV GP V, LLC ("TRV GP V LLC"), which is the sole general partner of TRV GP V.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is Third Rock Ventures, LLC, 201 Brookline Ave, Suite 1401, Boston, MA 02215.
Citizenship: Each of TRV IV, TRV GP IV, TRV V and TRV GP V is a Delaware limited partnership. Each of TRV GP IV LLC and TRV GP V LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) TRV IV directly owns 4,473,958 shares of Common Stock (the "IV Shares")
(ii) TRV GP IV is the general partner of TRV IV and may be deemed to beneficially own the IV Shares.
(iii) TRV GP IV LLC is the general partner of TRV GP IV and may be deemed to beneficially own the IV Shares.
(iv) TRV V directly owns 950,800 shares of Common Stock (the "V Shares").
(v) TRV GP V is the general partner of TRV V and may be deemed to beneficially own the V Shares.
(vi) TRV GP V LLC is the general partner of TRV GP V and may be deemed to beneficially own the V Shares.

Each of TRV IV, TRV GP IV, and TRV GP IV LLC, on the one hand, and TRV V, TRV GP V and TRV GP V LLC, on the other hand, disclaim the existence of a "group" for purposes of Rule 13d-5 of the Securities Exchange Act of 1934, as amended, and nothing contained in this report shall be deemed an admission that any such group exists or may exist.
Percent of class:
The IV shares represent approximately 9.3% of the outstanding shares of Common Stock.
The V shares represent approximately 2.0% of the outstanding shares of Common Stock.
The percent of class was calculated based on 48,119,440 shares of common stock issued and outstanding as of November 3, 2025, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 6, 2025.
Sole power to vote or to direct the vote:
TRV IV - 0
TRV GP IV - 0
TRV GP IV LLC - 0
TRV V - 0
TRV GP V - 0
TRV GP V LLC - 0
Shared power to vote or to direct the vote:
TRV IV - 4,473,958 shares
TRV GP IV - 4,473,958 shares
TRV GP IV LLC - 4,473,958 shares
TRV V - 950,800 shares
TRV GP V - 950,800 shares
TRV GP V LLC - 950,800 shares
Sole power to dispose or to direct the disposition:
TRV IV - 0
TRV GP IV - 0
TRV GP IV LLC - 0
TRV V - 0
TRV GP V - 0
TRV GP V LLC - 0
Shared power to dispose or to direct the disposition:
TRV IV - 4,473,958 shares
TRV GP IV - 4,473,958 shares
TRV GP IV LLC - 4,473,958 shares
TRV V - 950,800 shares
TRV GP V - 950,800 shares
TRV GP V LLC - 950,800 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Third Rock Ventures IV, L.P.: /s/ Kevin Gillis, Kevin Gillis, COO of TRV GP IV, LLC, general partner of Third Rock Ventures GP IV, L.P., general partner of Third Rock Ventures IV, L.P. (02/13/2026)
- Third Rock Ventures GP IV, L.P.: /s/ Kevin Gillis, Kevin Gillis, Chief Operating Officer of TRV GP IV, LLC, general partner of Third Rock Ventures GP IV, L.P (02/13/2026)
- TRV GP IV, LLC: /s/ Kevin Gillis, Kevin Gillis, Chief Operating Officer of TRV GP IV, LLC (02/13/2026)
- Third Rock Ventures V, L.P.: /s/ Kevin Gillis, Kevin Gillis, COO of TRV GP V, LLC, general partner of Third Rock Ventures GP V, L.P., general partner of Third Rock Ventures V, L.P. (02/13/2026)
- Third Rock Ventures GP V, L.P.: /s/ Kevin Gillis, Kevin Gillis, Chief Operating Officer of TRV GP V, LLC, general partner of Third Rock Ventures GP V, L.P. (02/13/2026)
- TRV GP V, LLC: /s/ Kevin Gillis, Kevin Gillis, Chief Operating Officer of TRV GP V, LLC (02/13/2026)